Exhibit 12.2
Consolidated Edison Company of New York, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Six Months Ended June 30, 2017	For the Twelve Months Ended December 31, 2016	For the Six Months Ended June 30, 2016
Earnings
Net Income	$482	$1,056	$472
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	309	603	264
Pre-Tax Income	$791	$1,659	$736
Add: Fixed Charges*	323	634	321
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,114	$2,293	$1,057
* Fixed Charges
Interest on Long-term Debt	$295	$575	$283
Amortization of Debt Discount, Premium and Expense	6	13	7
Interest Capitalized	—	—	—
Other Interest	8	19	9
Interest Component of Rentals	14	27	22
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$323	$634	$321
Ratio of Earnings to Fixed Charges	3.4	3.6	3.3